18007502

S.

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING Received MAR 05 2018 WASH, D.C.

SEC FILE NUMBER
8-67945

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirae Asset Wealth Management (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 Wilshire Blvd., Suite 101
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Park (213) 262-3802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

4695 MacArthur Court, Suite 1600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyung Suk Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirae Asset Wealth Management (USA) Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SEE ATTACHED NOTARIAL CERTIFICATE

____
Signature

President / CEO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Los Angeles }

Subscribed and sworn to (or affirmed) before me on this 28th (Date) day of February (Month), 2018 (Year)

by Kyung Suk Choi

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

ANNE E. LARKIN
Commission # 2130424
Notary Public - California
Los Angeles County
My Comm. Expires Oct 16, 2019

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____

Document Date: ____

Number of Pages: ____

Signer(s) Other Than Named Above: ____

Mirae Asset Wealth Management (USA) Inc.

(A Wholly-Owned Subsidiary of Mirae Asset
Securities (HK) Ltd.)

(SEC I.D. No. 8-67945)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
EXEMPTION REPORT

CONTENTS

	PAGE(S)
Facing Page Oath or Affirmation	1-3
Report of Independent Registered Public Accounting Firm	4-5
Statement of Financial Condition	6
Statement of Operations	7
Statement of Changes to Stockholder's Equity	8
Statement of Cash Flows	9
Notes to Financial Statements	10-17
Supplemental Information:	
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	18
Schedule II: Computation for the Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	19
Supplementary Reports:	
Report of Independent Registered Public Accounting Firm on Exemption Report.	20
Exemption Report	21
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	22-25

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
4695 MacArthur Court
Suite 1600
Newport Beach, CA 92660

T +1 949 553 1600
F +1 949 553 0168
www.GrantThornton.com

Board of Director and Shareholder
Mirae Asset Wealth Management (USA) Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Mirae Asset Wealth Management (USA) Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the

GrantThornton

accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Newport Beach, California
February 28, 2018

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	290,439
Accounts receivable		84,570
Interest-bearing deposits		1,916
Prepaid expenses and other current assets		317,542
Total Current Assets		694,467
Investments, at fair value		320,680,981
Property and equipment, net		1,530,193
Security deposit		40,736
TOTAL ASSETS	$	322,946,377
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	416,387
Investment management fee payable, related party		886,073
Deferred rent, current portion		24,340
Tenant allowance, current portion		51,580
Total Current Liabilities		1,378,380
LONG-TERM LIABILITIES		
Deferred tax liabilities		179,410
Deferred rent, net of current portion		23,809
Tenant allowance, net of current portion		271,846
Security deposit - tenant		11,408
Total Long-term Liabilities		486,473
TOTAL LIABILITIES		1,864,853
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, par value $ 0.01; 100 shares authorized, 70 issued, and 70 outstanding		-
Additional paid-in capital		320,000,000
Retained earnings		1,081,524
TOTAL STOCKHOLDER'S EQUITY		321,081,524
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	322,946,377

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2017

REVENUES		
Advisory fees	S	340,085
Dividend and interest income		2,403,332
Rental income		55,681
Realized gain/(loss) on investment, net		7,961
Unrealized gain/(loss) on investment, net		8,306,232
TOTAL REVENUES		11,113,291
EXPENSES		
Salaries and related expenses		1,140,201
Sub-manager fee		972,790
Professional fees		275,296
Occupancy		209,627
Depreciation and amortization		108,192
Communications and data processing		59,495
Meals, travel, and entertainment		57,996
Other		44,381
Promotion cost		38,016
Office expenses		15,178
Insurance		7,981
TOTAL EXPENSES		2,929,153
Net income before income tax expense		8,184,138
Income tax expense		172,609
NET INCOME	$	8,011,529

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
STATEMENT OF CHANGES TO STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2017

	Common Stock		Additional Paid-In Capital	Retained (Deficit) Earnings	Total
	Shares	Amount			
Balance as of December 31, 2016	40	$ -	$ 20,000,000	$ (6,930,005)	$ 13,069,995
Stock issuance	30	-	300,000,000	-	300,000,000
Net income	-	-	-	8,011,529	8,011,529
Balance as of December 31, 2017	70	$ -	$ 320,000,000	$ 1,081,524	$ 321,081,524

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,011,529
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	108,192
Bad debt expense	2,740
Unrealized (gain)/loss on investment, net	(8,306,232)
Realized (gain)/loss on investment, net	(7,961)
Change in operating assets and liabilities	
Proceeds from sales of investments	348,730,281
Purchases of investments	(653,292,118)
Accounts receivable	4,899
Interest-bearing deposits	435,518
Prepaid expenses and other current assets	(291,133)
Security deposit	(20,628)
Accounts payable and accrued expenses	346,750
Investment management fee	886,073
Deferred tax liabilities	179,410
Deferred rent	16,833
Tenant allowance	221,049
Security deposit - tenant	(2,742)
NET CASH USED IN OPERATING ACTIVITIES	(302,977,540)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(1,326,542)
NET CASH USED IN INVESTING ACTIVITIES	(1,326,542)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from stock issuance	300,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	300,000,000
NET DECREASE IN CASH	(4,304,082)
CASH, BEGINNING OF YEAR	4,594,521
CASH, END OF YEAR	$ 290,439

The accompanying notes are an integral part of this statement.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION

Mirae Asset Wealth Management (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Securities (HK) Ltd. (the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Daewoo Co. Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a third-party clearing broker. Non-U.S. security trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services to institutions in the U.S. investing in the emerging markets.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the Company does not hold customer funds or customer securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company's cash is held at a major U.S. bank and investment brokerage company. For the purpose of the statement of cash flows, the Company considers cash equivalents to include short-term, highly liquid investments with original maturity of three months or less. The Company maintains cash balances with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC). As of December 31, 2017, the Company has uninsured cash of $25,131.

Interest-Bearing Deposits— Interest-bearing deposits consist of a money market fund with a depository institution, which bear interest of 0.55%.

Accounts Receivable – Accounts receivable are customer obligations due under normal contract terms. Management reviews accounts receivable on a regular basis, based on contracted terms to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes that the Company's accounts receivable are all collectible.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition - All security transactions and related revenue and expenses are recorded on a trade date basis. No unsettled security transactions existed at December 31, 2017. Advisory fees are recognized as income when the services are provided and collection is reasonably assured.

Investments – Investment transactions are accounted for on a trade date basis. Realized gains and losses and movements in unrealized gains and losses are recognized in the statement of operations and determined on a first-in-first-out ("FIFO"). Movements in fair value are recorded in the statement of operations at each valuation date. Investments held will earn dividend income which is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Leases – Rent expense under non-cancelable operating leases with schedule rent increases or free rent periods is accounted for on a straight-line basis over the lease term, beginning on the date of initial possession (which is generally when the Company has unlimited access to the space). The amount of the excess of straight-line rent expense over scheduled payments is recorded as a deferred rent liability. Construction allowances and other such lease incentives are recorded as tenant allowance and are amortized on a straight-line basis as a reduction of rent expense. The Company earns rental income from non-cancelable lease agreements with its subtenants.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over three to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes – The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes*). Deferred tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue From Contracts With Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption permitted, but not earlier than the original effective date. The updated standard will be effective for fiscal years and interim periods beginning after December 15, 2017. The FASB has subsequently issued several amendments to the standard, including clarifying the guidance on assessing principal versus agent based on the notion of control, which affects recognition of revenue on a gross or net basis. These amendments have the same effective date and transition requirements as ASU 2014-09. The Company plans to adopt the standard on its required effective date of January 1, 2018 using the modified retrospective approach, to be applied to contracts not yet completed as of the date of adoption. The Company is continuing to assess the impacts of this new standard and the preliminary estimates are that the adoption of this standard will not have a material impact on advisory fees and rental income. Dividends, interest and gains and losses on investments are excluded from this standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognized lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the effects adoption of this guidance will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for customers are collected directly by the respective related party from the customers and remitted periodically to the Company. There was no such commission income from the arrangements with the related parties for the year ended December 31, 2017.

In October 2017, the Company entered into an investment management agreement with Mirae Asset Global Investments (USA), LLC, a sister company, to manage the Company's investment portfolio. The related party charges a base fee, which is an annual rate of 30 bps of the average daily value of net assets and a performance fee. The total management fee expenses was $886,073 for the year ended December 31, 2017, all of which remained outstanding and payable as of December 31, 2017. The management fee expense is included in the statement of operations as sub-manager fee.

The Company subleases its office space to Mirae Asset Global Investment (USA), LLC. The terms of the leases are from November 2017 to April 2021, with a base rental income of $7,381 per month plus parking through the term of the lease. Total rental income from the related party was $15,352 for the year ended December 31, 2017.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

During the year, the Company purchased $7,685,700 of mutual funds and sold mutual funds for total proceeds of $10,437,341. From these mutual funds, the Company earned divided income, realized gains/(losses) on investments, net, and unrealized gains/(losses), net of a combined total of $2,096,071 for the year ended December 31, 2017. These mutual funds are managed by Mirae Asset Global Investments (USA), LLC. The value of the mutual funds was $5,210,086 as of December 31, 2017.

4. INVESTMENTS

The Company accounts for investments in accordance with ASC 820, *Fair Value Measurement and Disclosures* that establishes a framework for measuring fair value. The framework defines fair value, and expands disclosures about fair value measurement. The new standard provides a consistent definition of fair value which focuses on an exit price between market participants in an orderly transaction as prescribed by the guidance. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurement based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments in Level I include listed equities and other securities held in the name of the Company, and exclude listed equities and other securities held indirectly through commingled funds.

Level II - Pricing inputs, including broker quotes, are generally those other than exchange quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III - Pricing inputs are unobservable for the investment and include situations where there is little, if any market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include privately held investments and partnership interests.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During the year end December 31, 2017, there were no changes to the Company's valuation techniques that had, or are expected to have, a material impact on its financial position or results of operations.

4. INVESTMENTS (CONTINUED)

The following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2017:

	Level 1	Level 2	Level 3	Total Investments
Stocks and ETF's - trading	$ 272,056,326	$ -	$ -	$ 272,056,326
Mutual funds – trading	47,125,397	-	-	47,125,397
Certificate deposits	1,499,258	-	-	1,499,258
Total	$ 320,680,981	$ -	$ -	$ 320,680,981

The fair value of the stocks and ETF's, mutual funds, certificate deposits are the market value based on quoted market prices. The company earned from their investments dividend income, interest income, realized gains(losses), net, and unrealized gains/(losses), net a combined total of $10,717,525.

5. PROPERTY AND EQUIPMENT

As of December 31, 2017, property and equipment are comprised of the following:

Computer and office equipment	$ 69,136
Furniture and fixture	118,470
Leasehold improvements	1,804,925
Total at cost	1,992,531
Less accumulated depreciation and amortization	(462,338)
Property and equipment, net	$ 1,530,193

Depreciation and amortization expense amounts to $108,192 for the year ended December 31, 2017.

6. STOCKHOLDERS' EQUITY

During the year the Company received a capital contribution from its "Parent". The total contribution was of $300,0000,000, which the "Parent" company received 30 shares of common stock.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

7. NET CAPITAL REQUIREMENTS (CONTINUED)

As of December 31, 2017, the Company had net capital of $264,773,779 which was $264,523,779 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 0.64 %.

8. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Eligible employees were permitted to contribute up to 96% of their compensation up to the legal limit. The Company matches 100% of each employee's contributions up to a maximum of 6% of employee's compensation. Matched contributions are fully vested immediately. Participation in the 401(k) Plan is available to all full-time employees of the Company and employees are eligible on the first of the month following 90 days of employment. The Company made $36,037 in matching contributions to the 401(k) Plan for the year ended December 31, 2017 and is included in salaries and related expenses in the accompanying statement of operations.

9. COMMITMENTS AND CONTINGENCIES

The Company leases office spaces under a lease agreement expiring in 2026. Minimum rental commitments under such operating leases are as follows:

Year Ending December 31,		
2018	$	287,710
2019		275,970
2020		302,397
2021		247,439
2022		221,911
Thereafter		910,378
Minimum lease payments	$	2,245,805

The total rent expense for the year ended December 31, 2017 was $190,334.

The Company has subleased two of their office spaces to another company under a noncancellable agreement which expires on January 30, 2018 and April 30, 2021, and requires monthly rental income from both leases of $11,024 plus utilities and parking. The minimum lease payments have not been reduced by the minimum sublease rentals of $11,024.

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection to acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. INCOME TAXES

Income tax expenses for the year ended December 31, 2017 is summarized as follows:

	Current	Deferred	Total
Federal	$ -	$ 179,410	$ 179,410
State	(6,801)	-	(6,801)
	$ (6,801)	$ 179,410	$ 172,609

The difference between the effective tax rate on income before income taxes and the federal statutory rate was mainly due to state income taxes, change in the valuation allowance, and permanent differences.

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax liability as of December 31, 2017 is as follows:

	Federal	State	Total
Deferred tax assets:			
Depreciation	$ 56,495	$ 26,477	$ 82,972
Tenant allowance	61,834	28,979	90,813
Deferred rent	9,204	4,314	13,518
Capital loss carryforward	66,626	31,225	97,851
NOL - Federal	1,102,127	-	1,102,127
NOL - State	-	829,427	829,427
State taxes - prior year	168	-	168
	1,296,454	920,422	2,216,876
Less valuation allowance	-	(228,744)	(228,744)
Deferred tax asset, net	1,296,454	691,678	1,988,132
Deferred tax liabilities:			
Unrealized gain	(1,475,864)	(691,678)	(2,167,542)
Deferred tax liability	(1,475,864)	(691,678)	(2,167,542)
Deferred tax liabilities, net	$ (179,410)	$ -	$ (179,410)

10. INCOME TAXES (CONTINUED)

At December 31, 2017, the Company has net operating loss carryforwards of approximately $5,248,222 for federal income tax purposes, which will expire in various years through December 31, 2037.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded a valuation allowance against their deferred tax assets as of December 31, 2017. The valuation decreased by $2,172,968 for the year ended December 31, 2017. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying financial statements as of and for the year ended December 31, 2017. The Company file income tax returns in the federal jurisdiction, as well as most state jurisdictions, and are subject to routine examinations by the respective taxing authorities. The Company has concluded all federal and state tax years are open to examination.

In December 2017, the Tax Cuts and Jobs Act of 2017 was enacted into law and was effective for taxable years beginning after December 31, 2017. This legislation significantly changed the U.S. federal income taxation of U.S. corporations, including reducing the U.S. corporate tax rate from 35% to 21%, revising rules governing net operating losses and the rules governing foreign tax credits. Many of these transitions are effective immediately without transition periods. The Company has reflected a revaluation to the deferred tax assets and liabilities due to the reduction in the U.S. corporate income tax rate. The net reduction of $111,062 was recorded in the fourth quarter of 2017 related to this revaluation.

11. CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2017, the Company had revenue from two customers who individually accounted for 10% or more of the Company's advisory fees. The revenue to these two customers was approximately 27% of total advisory fees for this year. As of December 31, 2017, the Company had accounts receivable from two customers who individually accounted for 10% or more of the Company's total accounts receivable balance as of December 31, 2017. The accounts receivable to these two customers was approximately 25% of the total accounts receivable balance.

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2018, the date these financial statements were issued.

SUPPLEMENTAL INFORMATION

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Wealth Management (HK) Ltd.)
SCHEDULE I: COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

NET CAPITAL	
Total shareholder's equity	$ 321,081,524
DEDUCTIONS:	
Non-allowable assets included in the following caption from the statement of financial condition:	
Accounts receivable	84,570
Property and equipment, net	1,530,193
Prepaid expenses and other current assets	317,542
Security deposit	40,736
Total non-allowable assets	1,973,041
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	319,108,483
HAIRCUTS ON SECURITIES POSITIONS	54,334,704
NET CAPITAL	$ 264,773,779
AGGREGATE INDEBTEDNESS	$ 1,685,443
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
EXCESS NET CAPITAL	$ 264,523,779
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.64%

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the Company's corresponding unaudited Focus Report Part II of Form X-17-5 Part IIA as of December 31, 2017 filed as of February 28, 2018.

MIRAE ASSET WEALTH MANAGEMENT (USA) INC.
(A Wholly-Owned Subsidiary of Mirae Asset Securities (HK) Ltd.)
SCHEDULE II: COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSIONS
DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i) and (ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
4695 MacArthur Ct #1600
Newport Beach, CA 92612

T 949.553.1600
F 949.553.0168
www.GrantThornton.com

Board of Director and Shareholder
Mirae Asset Wealth Management (USA) Inc.

We have reviewed management's statements, included in the accompanying "Mirae Asset Wealth Management (USA) Inc.'s Exemption Report", in which (1) Mirae Asset Wealth Management (USA) Inc. (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) and (2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GRANT THORNTON LLP

Newport Beach, California
February 28, 2018

MIRAE ASSET

Building on principles

Mirae Asset Wealth Management (USA) Inc
3701 Wilshire Blvd., Suite 101
Los Angeles, CA 90010
Tel: (213) 262-3800
Fax: (213) 262-3810

Mirae Asset Wealth Management (USA) Inc.'s Exemption Report

Mirae Asset Wealth Management (USA) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an Exemption Report as the Company claimed exemption from 17 C.F.R. 240.15c3-3 pursuant to the provisions of 17 C.F.R. 240.15c3-3 paragraphs (k)(2)(i) and (k)(2)(ii).

2. Throughout the most recent fiscal year (January 1st, 2017 through December 31st, 2017), the Company has complied with the exemption provisions of 17 C.F.R. 240.15c3-3, paragraphs (k)(2)(i) and (k)(2)(ii) without exception.

최 경 석
____
Mirae Asset Wealth Management (USA) Inc

I, Kyung Suk Choi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 최 경 석
Title: President / CEO
February 2018

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
4695 MacArthur Ct #1600
Newport Beach, CA 92612

T 949.553.1600
F 949.553.0168
www.GrantThornton.com

Board of Director and Shareholder
Mirae Asset Wealth Management (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mirae Asset Wealth Management (USA) Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing revenues and realized and unrealized gains and losses on investments, noting no difference.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing revenues and realized and unrealized gains and losses on investments supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form

Grant Thornton

SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

Newport Beach, California
February 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67945 FINRA DEC
Mirae Asset Wealth Management (USA), Inc.
3701 Wilshire Blvd., Suite 101
Los Angeles, CA 90010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$ 4,115.00
B. Less payment made with SIPC-6 filed (exclude interest) 07-28-2017 (Date Paid)	(5,227.00)
C. Less prior overpayment applied	(0.00)
D. Assessment balance due or (overpayment)	(1,112.00)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ (1,112.00)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $	
H. Overpayment carried forward $(1,112.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mirae Asset Wealth Management (USA), Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 20 day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ $11,113,291.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	8,223,419.00
Total additions	8,223,419.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	16,537,612.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	55,681.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	16,593,293.00
2d. SIPC Net Operating Revenues	$ 2,743,417.00
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 4,115.00 (to page 1, line 2.A.)